Exhibit 99.1

PRESS RELEASE

Company Contact: Ron Ela, Chief Financial Officer Commtouch (US) 650-864-2291 (Int’l) +972-9-8636813 ron.ela @commtouch.com	Israel Investor Relations Contact: Iris Lubitch EffectiveIR +972.54.252.8007 Iris@EffectiveIR.co.il

U.S. Investor Contact: Christopher Chu Grayling 646.284.9400 commtouch@grayling.com	Commtouch Media Contact: Matthew Zintel Zintel Public Relations 281.444.1590 matthew.zintel@zintelpr.com

FOR IMMEDIATE RELEASE

Commtouch Acquires eleven GmbH to Accelerate
Launch of Security-as-a-Service Solutions

Conference Call Set for 10:00 a.m. ET on Monday, November 19, 2012

McLean, VA – November 19, 2012 – Commtouch® (NASDAQ: CTCH), a leading provider of Internet security technology and cloud-based services, today announced it acquired Berlin, Germany-based eleven GmbH. The acquisition was completed on Friday, November 16, 2012.

eleven is well-known throughout Germany as the leading provider of mail-based Security-as-a-Service (SecaaS) solutions, capturing more than 36 percent of the German market for managed email security. In addition to managed email security and archiving solutions, eleven also provides advanced on-premise email solutions and services to selected customers, and its customer base includes some of the largest organizations in Germany, including BMW, SAP, Siemens and Deutsche Telekom / T-Online. The acquisition of eleven enables Commtouch to accelerate delivery of private label cloud-based security solutions specifically designed for OEM and service provider markets. In addition, Commtouch’s global reach should accelerate sales and adoption of this leading security technology developed by eleven.

Commtouch will continue expanding eleven’s brand and presence in Germany, Austria and Switzerland while also supporting the needs of all of eleven’s valued customers, channel partners and distributors through the combined resources of both companies. Outside of Germany, Commtouch continues to focus on its primary OEM business and private labeling of cloud based Security-as-a-Service solutions.

Commtouch will retain the eleven brand in the DACH region. Eleven’s 60 employees will remain with the company. Robert Rothe, eleven CEO and founder, also joins Commtouch’s executive team as Chief Technology Officer and head of Commtouch’s operations in Germany.

“eleven’s proven cloud-based technology delivers tremendous capabilities that will accelerate Commtouch’s strategy to become a cloud-based Security-as-a-Service solution provider for the OEM and service provider markets,” said Shlomi Yanai, CEO of Commtouch. “Both the people and the products at eleven will serve a significant role in our continued effort to grow Commtouch by offering the most advanced and innovative security technology. We also look forward to serving all of eleven’s current customers and partners and we are committed to maintaining its leading stance in Germany. I welcome all of eleven’s employees to the Commtouch family and look forward to the valuable contributions of Robert Rothe in his new role as CTO at Commtouch.”

“I am pleased to join Commtouch as CTO, and I am excited to combine the resources and great talent in both companies,” said Rothe. “Through Commtouch’s acquisition of eleven, there is a tremendous opportunity for global growth as Commtouch brings eleven’s award-winning technology to larger markets through its extensive base of OEM and service provider partners. We look forward to continuing great service for our existing customers while also seeing significant benefit in expanding our opportunities as part of Commtouch.”

For the trailing 12-month period ended October 31, 2012, eleven generated revenues of approximately $8.0 million (€6.3 million) and was profitable. Similar to Commtouch, eleven generates the vast majority of its revenues from the delivery of services to its clients on a recurring subscription-based revenue model. The acquisition of eleven is comprised of three elements: cash, shares, and an earn-out component based on the success of eleven within the combined entity. The closing purchase price included net cash of $9.2 million (€7.2 million) and approximately $2.1 million worth of Commtouch restricted shares. The earn-out component will be paid out through 2015 based on the successful achievement of certain performance-based revenue goals.

Financial Guidance

With regard to Commtouch’s forward looking financial guidance, based on the acquisition of eleven announced today, the company’s year-to-date results, as well as the company’s current expectations for the remainder of 2012, Commtouch is updating its outlook. Commtouch is increasing its revenue guidance and now anticipates full year 2012 revenue will be in the range of $23.7 million to $23.9 million. The acquisition will be accretive, with a modest positive contribution for the current fourth quarter of 2012; accordingly the company is reiterating its expectation that full year 2012 non-GAAP net income is expected to be greater than $4.0 million.

The above outlook is as of the date of this release, and the company undertakes no obligation to update its estimates in the future.

Conference Call Information

The company has scheduled a conference call for Monday, November 19, 2012 at 10:00 a.m. ET to review Commtouch’s acquisition of eleven GmbH. To participate in the call, please dial one of the following access numbers 10 minutes prior to the start time of the call:

US Dial-in Number: 1-877-407-9210
International Dial-in Number: +1-201-689-8049
Israel Dial-in Number: 00-800-4626-6666
at:
10:00 a.m. Eastern Time, 7:00 a.m. Pacific Time,
3:00 p.m. UK Time, 5:00 p.m. Israel Time

The call will be simultaneously webcast live from a link on Commtouch’s Web site at www.commtouch.com.

About eleven

A leading email security provider based in Germany, eleven’s unique eXpurgate technology offers a spam filter and email categorization service that reliably protects users against spam and phishing, detects potentially dangerous email, and can distinguish between individual messages and mass emails. eXpurgate also offers numerous virus protection options and a powerful email firewall. More than 45,000 organizations of all sizes use eXpurgate to check and categorize more than a billion email messages every day. Customers include Internet service providers and telecommunication carriers such as T-Online, O2, 1&1 and freenet as well as many well-known companies and public institutions, including Air Berlin, BMW, the Federal Association of German Banks, DATEV, the Free University of Berlin, Landesbank Berlin, RTL, SAP, ThyssenKrupp and Tobit Software AG. Visit www.eleven.de.

About Commtouch

Commtouch® (NASDAQ: CTCH) is a leading provider of Internet security technology and cloud-based services for vendors and service providers, increasing the value and profitability of our customers’ solutions by protecting billions of Internet transactions on a daily basis. With six global data centers and award-winning, patented technology, Commtouch’s email, Web, and antivirus capabilities easily integrate into our customers’ products and solutions, keeping more than 350 million end users safe. To learn more, visit www.commtouch.com.

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Use of Non-GAAP Measures

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude: share based compensation expenses, amortization and impairment of acquired intangible assets, deferred taxes, acquisition related costs and adjustments to earn-out obligations related to acquisitions. The purpose of such adjustments is to give an indication of the company’s performance exclusive of non-cash charges and other items that are considered by management to be outside of the company’s core operating results. The company’s non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures, and should be read only in conjunction with the company’s consolidated financial statements prepared in accordance with GAAP. Company management regularly uses supplemental non-GAAP financial measures internally to understand, manage and evaluate our business and make operating decisions.

These non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. The company believes this adjustment is useful to investors as a measure of the ongoing performance of our business. The company believes these non-GAAP financial measures provide consistent and comparable measures to help investors understand the company’s current and future operating cash flow performance. These non-GAAP financial measures may differ materially from the non-GAAP financial measures used by other companies. The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management uses both GAAP and non-GAAP measures when evaluating the business internally and therefore felt it important to make these non-GAAP adjustments available to investors.

Recurrent Pattern Detection, RPD, Zero-Hour and GlobalView are trademarks, and Commtouch is a registered trademark of Commtouch. U.S. Patent No. 6,330,590 is owned by Commtouch.  All other trademarks are the property of their respective owners.

This press release contains forward-looking statements, including projections about our business, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, and statements including words such as “expect,” “plan,” “estimate,” “anticipate,” or “believe” are forward-looking statements. These statements are based on information available to us at the time of the release; we assume no obligation to update any of them. The statements in this release, including those relating to how eleven’s proven cloud-based system provides tremendous capabilities that will accelerate Commtouch’s launch of a Security-as-a-Service solution for the OEM market, are not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including business conditions and growth or deterioration in the Internet market, commerce and the general economy, both domestic as well as international; fewer than expected new-partner relationships; competitive factors, including pricing pressures; technological developments, and products offered by competitors; the ability of our OEM partners to successfully penetrate markets with products integrated with Commtouch technology; a slower than expected acceptance rate for our newer product offerings; availability of qualified staff; and technological difficulties and resource constraints encountered in developing new products, as well as those risks described in the text of this press release and the company’s Annual Reports on Form 20-F and reports on Form 6-K, which are available through www.sec.gov.